Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Vedanta Limited

Proposed entry into 10 revenue sharing contracts with the Government of India

Vedanta Limited awarded 10 exploration blocks in India pursuant to Open Acreage Licensing Policy at a total bid cost of US$245 million

Vedanta Limited (the “Company”) has been successfully awarded 10 exploration blocks in sedimentary basins throughout India (the “Blocks”) pursuant to the Indian Open Acreage Licensing Policy (“OALP”) at a total bid cost of US$245 million (the “Transaction”). The OALP is a government-led initiative organised by the Directorate General of Hydrocarbons of the Government of India (“GoI”).

The 10 blocks awarded to the Company comprise 7 onshore blocks and 3 offshore blocks. The Company will enter into 10 revenue sharing contracts (“RSCs”) with the GoI to effect the Transaction. Following the signing of the RSCs, a licence permitting exploration, development and production operations of all types of hydrocarbons will be granted pursuant to the terms of the relevant RSC in relation to each Block.

The exploration period shall consist of two phases: (i) the Initial Exploration Phase; and (ii) the Subsequent Exploration Phase. In total, the exploration period will be a duration of six years for all Blocks, subject to any extension granted. The development and production period of each contract will be a maximum of 20 years from the date of grant of the petroleum mining lease following discovery of previously unknown deposits of hydrocarbons and approval of the relevant field development plan, subject to any extension granted.

The Group believes that the Transaction complements its existing strategy to focus on production growth. These blocks awarded under OALP bid round II & III, complement the 41 blocks secured in OALP bid round I. The OALP bid rounds provide an opportunity for the Group to acquire new acreages from additional sedimentary basins of India and utilize synergies from the Blocks already secured. The objective of licensing the Blocks is to acquire fresh seismic data and drill exploration wells to establish resources and reserves of oil and/or gas.

The bid cost of US$245 million represents the Company’s total committed capital expenditure on the Blocks during the exploration phase and will be met by using the Group’s existing cash resources. It is expected that this capital expenditure will occur over a period of approximately three to four years.

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager – Investor Relations

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium, Steel and Commercial Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Important notice

Certain information contained in this announcement, including any information as to the Group’s strategy, plans or future financial or operating performance constitutes “forward-looking statements”. These forward-looking statements can be identified by the use of terminology such as, “aims”, “anticipates”, “assumes”, “believes”, “budgets”, “could”, “contemplates”, “continues”, “estimates”, “expects”, “intends”, “may”, “plans”, “predicts”, “projects”, “schedules”, “seeks”, “shall”, “should”, “targets”, “would”, “will” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements appear in a number of places throughout this announcement and include, but are not limited to, express or implied statements relating to the Group’s business strategy and outlook; the Group’s future results of operations; the Group’s future financial and market positions; expectations as to future growth; general economic trends and other trends in the industry in which the Group operates; the impact of regulations on the Group and its operations; and the competitive environment in which it operates.

By their nature, forward-looking statements are based upon a number of estimates and assumptions that, whilst considered reasonable by the Directors and the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those indicated, expressed or implied in such forward-looking statements. Forward-looking statements are not guarantees of future performance. Any forward-looking statements in this announcement reflect the Directors’ and the Company’s current view with respect to future events and are subject to certain risks relating to future events and other risks, uncertainties and assumptions. The forward-looking statements contained in this announcement speak only as at the date of this announcement. The Directors and the Company disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in their expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law. You are cautioned against placing undue reliance on any forward-looking statement in this announcement.